MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

May 29, 2014

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Claire Erlanger Linda Cvrkel Julia Griffith Justin Dobbie, Legal Branch Chief

Re:	Have Gun Will Travel Entertainment, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 8, 2014 File No. 333-193768

Dear Mr. Dobbie:

We are filing an Amendment No. 2 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Tommie Ray, President of Have Gun Will Travel Entertainment, Inc. (“HGWT”), dated May 23, 2014 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Cover Page of Registration Statement

1. Please revise the cover page of the registration statement to identify the number of the amendment. For example, please revise the cover page for your next amendment to identify it as Amendment No. 2 to the Registration Statement on Form S-1.

Matthew McMurdo, Esq.
NEW YORK

We have revised the cover page to state that this is Amendment No. 2 to the Registration Statement.

Table of Contents, page 4

2. Please revise the last paragraph on this page to update the reference to March 18, 2014.

We have updated the date reference to the correct date in July.

Prospectus Summary, page 5

3. We note your response to prior comment 3 and we re-issue the comment in part. Please provide us with additional detail in support of your claim that your current operations are not nominal. For example, please discuss the current state of your operations and your operating history, which includes the sale of two reality TV concepts for $7,500, as compared to your expectations for your business once it is fully operational. In doing so, please explain whether you believe your current operations are minimal or insignificant in this context. Otherwise, please revise the disclosure throughout your prospectus to identify yourself as a shell company.

We have provided additional information to show that HGWT’s operations are more than nominal, and are sufficiently significant to manifest our strong commitment to developing a fully operational business. Besides initial start-up and development activities (like formation of the Company and development of our business plan), our Company's operational activities to-date include developing intellectual property, contracting a graphic designer, entering into agreements with customers.

4. We note your response to prior comment 6 and we re-issue the comment in part. Please clarify your disclosure to fully inform shareholders concerning the company’s progress. Avoid the implication that the company is fully developed.

We have added additional disclosure regarding HGWT’s progress. While we are attempting to build the Company to become fully developed and self-sufficient, HGWT has progressed from initial start-up activities to business operations and has begun generating revenues.

5. We note from your response to our prior comment 14 that you have revised your disclosure on page 5 to indicate that Section 103 of the JOBS Act provides that as an “emerging growth company”, HGWT is not required to comply with the requirement to provide an auditor’s attestation of ICFR under Section 404(b) of the Sarbanes-Oxley Act for as long as HGWT qualifies as an “emerging growth company.” However, an “emerging growth company” is not exempt from the requirement to perform management’s assessment of internal control over financial reporting. However we note that you still have the disclosure in the preceding sentence that as an “emerging growth company” under the JOBS Act, you are exempt from certain obligations of the Exchange Act including those found in Section 14A(a) and (b) related to shareholder approval of executive compensation and golden parachute compensation and Section 404(b) of the Sarbanes-Oxley Act of 202 related to the requirement that management assess the effectiveness of the company’s internal control for financial reporting. Please revise to remove the disclosure referring to an exemption from the requirement to perform management’s assessment of internal control over financial reporting.

Matthew McMurdo, Esq.
NEW YORK

We have removed the disclosure of the exemption from the requirement to perform management’s assessment of internal control over financial reporting.

Business, page 22

6. We note your response to prior comment 35. Please revise to quantify your expected number of qualified employees once the company is fully operational.

We have added the number of qualified employees (up to four) we expect to add as HGWT grows.

7. We note that you have included additional disclosure regarding the nature of the reality TV concepts that you are currently developing. Please revise this section to include similar disclosure for the two reality TV concepts that you sold during the first quarter of 2014 and the one reality TV concept that is under review with a prospective buyer.

We have provided disclosure about all three of the reality TV concepts.

Directors, Executive Officers, Promoters and Control Persons, page 33

8. We note that IMDb lists Jo-sei Ikeda in the roles of Louis in States of Grace (2005) and Eddie in Life at the Resort (2011), and Ronald Campise and Jo-sei Ikeda as the Directors of Year of the Rat (2011). To the extent Mr. Ray also uses the name Jo-sei Ikeda when acting or directing, please revise your disclosure accordingly.

We have revised the disclosure to clarify that Mr. Ray uses the name Jo’Sei Ikeda when acting or directing.

9. Please also revise the description of Mr. Ray’s business experience to be more specific about the screenwriting and consulting work he has undertaken in the past five years. Please provide enough detail so that a potential investor will be able to evaluate Mr. Ray’s business experience in the context of his role at the company.

We have added additional disclosure to better describe Mr. Ray’s business experience in the context of his role at the company.

Financial Statements

10. We note that you have included the unaudited interim financial statements for the three months ended March 31, 2014. However, it appears that you have removed the audited financial statements for the period from inception through December 31, 2013 from your registration statement on Form S-1 as well as the related audit report of the independent registered public accounting firm. Please revise to include the audited financial statements as of and for the period ended December 31, 2013 and the related audit report thereon, as well as the interim unaudited financial statements for the period ended March 31, 2014. See guidance in Rules 8-08 and 3-12 of Regulation S-X.

Matthew McMurdo, Esq.
NEW YORK

We put the audited December 31, 2013 back into the Registration Statement.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

11. We note that your consent of your independent auditor refers to their report dated May 5, 2014, which appears to be the review report of the unaudited financial statements for the interim period ended March 31, 2014. Please revise to also include a currently dated consent which refers to the independent auditor’s report on the audited financial statements which, in the initial Form S-1 registration statement, was dated February 3, 2014.

We have included a currently dated consent referring to the auditor’s report.

Please direct your correspondence regarding this matter to the undersigned.

cc:	Tommie Ray, President Have Gun Will Travel Entertainment, Inc.

Matthew McMurdo, Esq.
NEW YORK